UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE

FIFTY-EIGHTH (58th) ORDINARY GENERAL MEETING

(FISCAL YEAR 1/1/2009 – 31/12/2009)

Pursuant to the Law and the Articles of Incorporation and following resolution no 2850 of the Board of Directors, dated 21/05/2010 (agenda item fifth), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the fifty-eighth (58th) Ordinary General Meeting, on June 16, 2010, at 16:30 hours, at the company’s headquarters (99, Kifissias Ave., Marousi, Athens), in order to discuss and decide upon the following:

1.

Submission for approval of the Management Report of the Board of Directors, the Audit Report prepared by Certified Auditors on the Separate and Consolidated Financial Statements of OTE S.A. ended on December 31, 2009, as well as of the Annual Financial Statements (both Separate and Consolidated) of the fiscal year 2009 (1/1/2009-31/12/2009). / Approval of profit distribution and dividend payment.

2.

Exoneration of the members of the Board of Directors and the Auditors of all liability, for the fiscal year 2009, pursuant to article 35 of C.L.2190/1920.

3.

Appointment of Chartered Auditors for the Ordinary Audit of the Financial Statements of OTE S.A. (both Separate and Consolidated), in accordance with the International Financial Reporting Standards, for the fiscal year 2010 and determination of their fees.

4.

Approval of the remuneration paid to the members of the Board of Directors, the Audit Committee and the Compensation & Human Resources Committee for the fiscal year 2009 and determination of their remuneration for the fiscal year 2010.

5.

Approval of the disbursement by OTE of an amount for public welfare purposes in lieu of the payment of a special performance bonus in cash to the Chairman of the Board of Directors and CEO for the fiscal year 2009.

6.

Renewal of the contract for the insurance coverage of the Company’s members of the Board of Directors and Officers against liabilities incurred in the exercise of their responsibilities, duties or authorities and granting of power to sign it.

7.

Granting of special permission by the General Meeting pursuant to article 23a, paras. 2 and 4 of C.L.2190/1920, for the approval of the amendment of terms of contracts concluded between members of the Company’s Board of Directors and the Company.

8.

Approval of the amendment of article 2 (Object) of the Company’s Articles of Incorporation in force, for the purpose of expanding its business activities.

9.

Granting of special permission by the General Meeting pursuant to article 23a, para. 2 of C.L.2190/1920, for the conclusion of a loan offered by the Deutsche Telekom Group to OTE S.A., under financial terms and conditions equal to or better than the financial terms and conditions offered by a third party. / Assignment of relevant powers.

10.

Announcement of the re-composition of the Board of Directors, according to article 9 para 4 of the Company’s Articles of Incorporation.

11.

Appointment of members of the Audit Committee, pursuant to article 37 of Law 3693/2008.

12.

Miscellaneous announcements.

In case the necessary by law quorum for the adoption of a decision on any item of the agenda is not achieved, the A’ Repeated Ordinary General Meeting will be held on Monday, June 28th, 2010, at 16.30 hours, at the same place, for the discussion and decision on these items.

In the said Ordinary General Meeting, may participate all Shareholders of the Company, in person or by proxy. For this purpose:

•

If the securities are registered in the shareholders’ Special Accounts, blocking, in part or in full, of their securities should be requested by the Central Securities Depository. Upon the aforementioned blocking, the Central Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the General Meeting. The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Meeting, along with the required documents for their representatives’ legalisation.

•

If the securities are not registered in a Special Account, Shareholders should request the blocking, in full or in part, of their securities by the Operator administering the Sub-Account in which the securities have been registered (according to Dematerialized Securities System). Upon the aforementioned blocking, the Central Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the General Meeting. The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Meeting, along with the required documents for their representatives’ legalisation.

    MAROUSI, 25/5/2010

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 25, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer